

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2009

Mr. Robert H. Joseph Jr.
Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, NY 10105

Re: **AllianceBernstein Holding L.P.**
AllianceBernstein L.P.
Form 10-K for the year ended December 31, 2008
File Nos. 1-9818 and 0-29961

Dear Mr. Joseph:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion & Analysis, page 108

Overview of our Current Chief Executive Officer's Compensation, page 109

1. Please tell us in greater detail, with a view toward future disclosure, how you determined the amount for each compensation element of pay to Mr. Kraus. See Item 402(b)(1)(v) of Regulation S-K.

2. Please tell us, with a view toward future disclosure, how each compensation element in Mr. Kraus' employment contract, including the $6 million bonus and the restricted Holding Unit award, and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

3.   Please tell us, with a view toward future disclosure, the policies for allocating between the Holding Unit awards and the cash bonuses. See Item 402(b)(2)(i) of Regulation S-K.

4.   Please tell us in greater detail, with a view toward future disclosure, how the compensation is structured to reflect the chief executive officer's individual performance or contribution to items of your performance. See Item 402(b)(2)(vii) of Regulation S-K.

Other Information regarding Compensation of Named Executive Officers, page 119

5.   We note that Messrs. Kraus and Sanders are entitled to receive substantial payments in connection with the change-in-control or termination provisions in their employment contracts. Please tell us in greater detail, with a view toward future disclosure, why you structured the material terms and payment provisions in these arrangements as currently provided. See Item 402(b)(1)(v) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you have made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or the undersigned at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713 with any other questions.

Sincerely,

John Cash
Branch Chief